Mail Stop 3561

May 28, 2008

Changqing Xu
Chief Executive Officer
China Organic Agriculture, Inc.
ErMaPao Green Rice Limited
SongyuanCity, Jilin Province
People's Republic of China, 131108

> **Re:** **China Organic Agriculture, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed May 2, 2008**
> **File No. 0-52430**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. With your next amendment please consider providing a copy of the registration statement that has been marked to show changes from the last amendment as this will greatly facilitate the staff's review of your submission.

2. We note your response to comment two of our letter dated March 11, 2008. Please provide us with a copy of the notice you sent to shareholders. We may have additional comments after we review your notice.

Item 1. Description of Business, page 3

Recent Developments, page 4

3. We note that you have recently purchased a vineyard in Sonoma County,
    California. Considering the production of wine would seem to be outside of your
    current business plan, elaborate upon your disclosure to explain why you made
    this investment and what your plans with respect to the winery and how you
    expect the winery to contribute to your revenues. In addition, please file the
    agreements that evidence this purchase as exhibit to the Form 10, though you may
    incorporate them by reference from the Form 10-K.

4. We note your response to comment 10 in our letter dated March 11, 2008. We
    further note that you have not filed as exhibits the documents in connection with
    your acquisition of the Dalian Baoshui District Huiming Trading Limited. Please
    ensure that all material contracts not made in the ordinary of business are filed as
    exhibits. See Item 601(b)(10) of Regulation S-K.

Operations, page 5

5. We note your response to comment five in our letter dated March 11, 2008. We
    further note your reference to your chart on page 15, the "2007 Production
    Capacity Details," which chart refers to "Songyuan ErMaPao Organic Rice Ltd."
    We also note your discussions of the operations of Songyuan ErMaPao Green
    Rice Ltd., but not to Songyuan ErMaPao Organic Rice Ltd. Please discuss here
    and in the appropriate places in your Form 10 your relationship with Songyuan
    ErMaPao Organic Rice Ltd. In this regard, please ensure that your Form 10
    discusses all of your material business subsidiaries.

6. We also re-issue comment five as it relates to our request that you indicate how
    many tons of rice that you, as compared to the local farmers you contract with,
    produce. We note your disclosure under "Principal Suppliers" regarding the
    number of tons that XinMiao Grant Depot provides. In an appropriate place in
    this discussion, please provide a similar explanation as to how much of the 3,500
    tons of organic and 44,000 tons of green rice you as compared to the farmers
    produced last fiscal year.

Agricultural Background of this Region, page 5

7. We note the revisions you have made here in response to prior comment six of
    our letter dated March 11, 2008. Please elaborate upon the consideration you
    generally offer to your farmers and the average contract length you have with
    them. Please also discuss, as previously requested, the capacity of your farming
    operations so that readers can appreciate whether your business has room to grow
    in volume.

Principal Customers, page 6

8. It is not clear why the tabular information and, in particular, the amounts of revenue, you present here differs from that which has been presented in the table on page 12. For example, on page 6 you indicate that the total 2007 revenue from Songyuan Shunda Grain and Oil Company was $5,046,893 whereas the table on page 12 indicates that the total 2007 revenue from the same company was $4,466,270. Please revise or advise. Furthermore, throughout your document, please ensure that your references to each of your retailers is consistent; for example, here you refer to two of your customers as "Songyuan Shunda Grain and Oil Company" and "Songyuan Grain and Oil Company," whereas on page 9 you refer to these same two companies as "Songyuan Grain and Oil Company" and "Shunda Grain and Oil Company," whereas on page 12 you refer to the same two companies as "Shunda Grain and Oil" and "Grain and Oil Supply."

Principal Suppliers, page 6

9. You indicate here that the purchases you made from Xinmiao Grain Depot constituted all of your purchases of organic and green rice grain from grain depots in 2007. By contrast, towards the bottom of page 3 you state that you have contracted "with several grain depots to increase [y]our supplies of new rice." Similarly, on page 7 you state that you underwent a significant expansion in your production capacity by creating supply relationships with "various grain depots…" Please revise or advise.

Distribution Channels, page 9

10. We note your response to prior comment 15 of our letter dated March 11, 2008, however, the basis for the revenue amounts you disclose here continues to be unclear. For example, you provide information for Nanjing Suguo Supermarket that reflects overall revenues, which seems incongruous when compared to your introductory paragraph which states that that the revenue information you are presenting relates to sales of your product only. Also, please provide information with respect to each of your retailers similar to that which you present for Huaxing Foods Limited; state the date the distribution arrangement was entered into and the revenues you have generated to date, so as to give readers the ability to assess the reliability of your projections.

Employees, page 8

11. We note your response to comment five in our letter dated March 11, 2008. Please disclose the total number of employees working for you, not the "approximate" number of employees working for you.

Item 2. Financial Information, page 10

Management's Discussion and Analysis or Plan of Operation, page 10

12. We note your response to comment 19 in our letter dated March 11, 2008. We further note on page 13 in your Gross Profit discussion that you disclose that your business focus is to increase production of both green and organic rice but due to "capital, technology, environment constraints, and certain certification restrictions" it will be difficult for you expand organic rice production. Please expand your discussion to include any similar uncertainties or trends that could impact you. For example, we note your Risk Factor on page 16 concerning the challenges you anticipate in managing your future growth and the Risk Factor on page 20 concerning the volatility of the price of rice.

Results of Operations, page 11

13. Please include a discussion of the uncertainty regarding the change in PRC income tax laws disclosed in Note 5 to your consolidated financial statements and disclose the potential impact that the change in PRC income tax laws will have on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Consolidated Financial Statements - December 31, 2007 and 2006, page F-1

14. We reviewed your response to comment 38 in our letter dated March 11, 2008 and the presentation of the information in your financial statements. Please address the following matters:

- You disclose in Note 1 under the "Basis of Presentation" heading that CNOA issued 27,448,776 shares of stock in exchange for all of the outstanding shares of COA. Given the aggregate number of shares of common stock outstanding we understand that the stockholders of CNOA retained 24,100,000 shares of common stock in the merger. Please confirm to us whether our understanding is correct. If so, it appears that your financial statements should reflect 27,448,776 shares of common stock issued and outstanding at December 31, 2006 and the issuance of 24,100,000 shares of common stock for the net assets of CNOA on March 15, 2007. Please advise or revise your consolidated balance sheet and consolidated statement of stockholders' equity as appropriate.

- It appears that you should compute earnings per share data for each year presented using the weighted average number of shares outstanding after giving retroactive effect to the recapitalization and presentation of the reverse merger as a period transaction as discussed above. Please advise or revise your earnings per share computations accordingly.
- We note that common stock and total stockholders' equity presented in the consolidated statement of stockholders' equity at December 31, 2006 differ from the amounts presented in the consolidated balance sheet. Please advise or revise your consolidated balance sheet and consolidated statement of stockholders' equity as appropriate.

Consolidated Statements of Cash Flows, page F-6

15. Please disclose the shareholder loan proceeds and repayment described on page 25 in cash flows from financing activities. Refer to paragraphs 6 and 1 – 13 of SFAS 95.

16. It appears that advances due to related parties should be presented as cash flows from financing activities pursuant to paragraph 19 of SFAS 95. Please tell us why you believe your classification as cash flows from operating activities complies with GAAP or revise future filings as appropriate.

17. We note that the effect of exchange rate changes on cash and cash equivalents for the most recent year equals foreign currency translation adjustments included in other comprehensive income. We also note your statement of cash flow accounting policy on page F-16. Please explain to us how your accounting policy and computation of the effect of exchange rate changes on cash and cash equivalents complies with paragraph 25 of SFAS 95. Otherwise, tell us the effect of exchange rate changes on cash balances held in foreign currencies following the provisions of SFAS 95 and clarify your disclosure as appropriate.

Notes to Financial Statements, page F-8

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

18. Please disclose that certain adjustments and reclassifications were made to your previously issued financial statements for the year ended December 31, 2006 to properly reflect the recapitalization and change in capital structure. The additional disclosure should include a description of the nature and amounts of the adjustments and reclassifications.

Recent Accounting Pronouncements, page F-17

19. Please include a discussion of the potential effects that adoption of SFAS 160 and SFAS 161 will have on your financial position and results of operations. Refer to SAB Topic 11:M.

Note 5 – Income Taxes, page F-22

20. We reviewed your response to comment 59 in our letter dated March 11, 2008. As previously requested, please tell us and disclose the nature of taxes payable reflected in your balance sheet. Also, please revise your disclosure to clearly state that you received an exemption from payment of PRC income taxes for the years presented. In addition, given the change in PRC tax laws beginning in 2008 please tell us and disclose your consideration of recording deferred income taxes. Refer to SFAS 109 and FIN 48.

Note 9 – Product Mix and Major Customers, page F-24

21. You disclose that you had only one customer who accounted for more than ten percent of revenues during the year ended December 31, 2007. However, page six lists four customers who accounted for ten percent or more of revenues. Also the names and amounts on page six differ from the disclosures in management's discussion and analysis of financial condition and results of operations on page 12. Please advise or revise your disclosures as appropriate.

Note 10 – Related Parties, page F-25

22. Reference is made to your disclosure regarding the shareholder loan on page 25. Please disclose the related party transactions in accordance with paragraph 2 of SFAS 57.

Note 13 – Subsequent Events, page F-28

23. Please tell us your consideration of including the financial statements of Dalian Baoshui District Huiming Trading Limited pursuant to Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X. In your response, please specifically address the conditions in paragraph (b) and the requirements of paragraph (c) of Rule 8-04 of Regulation S-X. Also, it appears that you should have filed a current report on Form 8-K. Please advise.

24. Given the significance of the purchase of the Bellisimo Vineyard, it appears that you should include the financial statements of the acquired business required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X in the filing. Please advise or revise to include the

required financial statements and pro forma financial information in the filing. Additionally, please file a current report on Form 8-K under Items 2.01 and 9.01. The financial statements and pro forma information required under Item 9.01 are required to be filed no later than 75 calendar days after the acquisition date.

Consolidated Financial Statements - December 31, 2006 and 2005, page F-1

25. These audited financial statements are not required by Article 8 of Regulation S-X. Please remove them from the filing or revise the financial statements to address the comments above and in our letter dated March 11, 2008. If you choose to include these audited financial statements in the filing, please include management's discussion and analysis of financial condition and results of operations required by Item 303 of Regulation S-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

26. Please revise to address the comments above.

Item 9A. Controls and Procedures

27. We note your statement that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level "except as set forth in the following sentence." Given the exceptions noted, it is unclear whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures at the reasonable assurance level. For example, if true, you can state that your disclosure controls and procedures are effective at the reasonable assurance level including consideration of the identified matters, so long as you provide appropriate disclosure explaining how your disclosure controls and procedures were determined to be effective at the reasonable assurance level in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective at the reasonable assurance level. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective at the reasonable assurance level except to the extent they are not effective.

28. Please tell us why you have not provided management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. If management did not perform an assessment of your internal control over financial reporting as of December 31, 2007, please tell us why. In this regard, we do not

believe that you are considered a newly-public company as contemplated in SEC Release No. 33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies.

Item 14. Principal Accounting Fees and Services, page 26

29. Please disclose aggregate fees billed for professional services rendered by your former principle accountant for each of the last two fiscal years. Also disclose the information required by paragraphs (5) and (6) of Item 14 to the extent applicable. Refer to Item 14 of Form 10-K.

Signatures, page 30

30. The report should also be signed on your behalf by your principal financial officer and principal accounting officer. Please revise. Refer to general instruction D.(2)(a) of Form 10-K.

Exhibits 31.1 and 31.2

31. Please eliminate references to the titles of certifying persons and name of the company in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. In addition, please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please:

    - replace "the Company" in paragraph 1 with your name;
    - revise the introduction of paragraph 4 to move "for the registrant" to apply to both disclosure controls and procedures and internal control over financial reporting;
    - remove paragraph 4c in the certification of Mr. Guo and correct the remaining paragraph references;
    - correct the paragraph references in paragraph 4 of the certification of Mr. Xu;
    - replace "during the registrant's fiscal quarter ended December 31, 2007" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4e, which should be paragraph 4d; and
    - include the title of the certifying officers under their names in the signature section of the certifications.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

32. We note your response to comment 60 in our letter dated March 11, 2008. We believe that you should amend your fiscal 2007 quarterly reports on Form 10-QSB to address the comments in our letter dated March 11, 2008 and the

comments above to the extent applicable or tell us in detail why you believe that revisions are not necessary. For example, you should consider your presentation of the recapitalization/merger, presentation of earning per share data and your accounting for the warrants issued in April 2007. Please note that these examples are not a complete list matters you should consider. When you amend your periodic reports to file restated financial statements, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.